SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2012

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Annual Results Announcement of China Unicom (Hong Kong) Limited for the year ended December 31, 2011.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	timing and effects of the Company’s implementation of its business strategies relating to the Internet dedicated leased line access service and the quality of the Internet interconnection;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	effects of the Company’s restructuring and integration following the completion of the Company’s merger with China Netcom Group Corporation (Hong Kong) Limited;

•	effects of the Company’s discontinuation of the personal handyphone system business in response to the MIIT’s request;

•	effects of the Company’s acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•

changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and

•	the impact of the European sovereign debt crisis on the economic activities inside and outside the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: March 23, 2012

	By:	/s/ Chang Xiaobing

Name:	Chang Xiaobing
Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2011 ANNUAL RESULTS ANNOUNCEMENT

Highlights:

Revenue	: RMB209.17 billion.
Profit for the year	: RMB4.23 billion.
Basic earnings per share	: RMB0.18.

In accordance with International Financial Reporting Standards/Hong Kong Financial Reporting Standards	On comparable basis

• Service revenue:

RMB185.89 billion, up by 13.3% from 2010.	RMB185.87 billion, up by 13.4%(a) compared on the same basis of 2010.

• Profit for the year:

RMB4.23 billion, up by 14.2% from 2010.	RMB4.21 billion, up by 20.0%(a) compared on the same basis of 2010.

• EBITDA:

RMB63.41 billion, up by 6.4% from 2010.	RMB63.40 billion, up by 6.7%(a) compared on the same basis of 2010.

Note:

(a)	Excluding deferred fixed-line upfront connection fees.

CHAIRMAN’S STATEMENT

In 2011, led by 3G and fixed-line broadband, the Company expedited the establishment of differentiation advantages. The overall development showed a trend of sustained and accelerating improvement. While revenue grew rapidly, its market share increased steadily. The business structure became more rational with a gradual improvement in profitability. The overall strength and sustainable development capability of the Company were further reinforced.

Financial performance1, 2

In 2011, the growth of the Company’s revenue accelerated. Revenue of the Company (excluding deferred fixed-line upfront connection fee, same hereinafter unless otherwise specified) totaled RMB209.15 billion, an increase of 22.2% compared with last year. Service revenue was RMB185.87 billion, an increase of 13.4% compared with last year. EBITDA was RMB63.40 billion, an increase of 6.7% compared with last year. Net profit was RMB4.21 billion, an increase of 20.0% compared with last year. Basic earnings per share was RMB0.179 (including deferred fixed-line upfront connection fee).

In 2011, operating cash flows of the Company was RMB66.49 billion, an increase of 0.2% compared with last year. Capital expenditure was RMB76.66 billion, an increase of 9.2% compared with last year. As at 31 December 2011, debt-to-capitalisation ratio was 34.2% and net debt-to-capitalisation ratio was 29.4%. The Company’s debt-to-capitalisation structure remained solid.

Based on the Company’s financial position in 2011 and taking into account the development needs of the mobile and fixed-line broadband businesses, the Board recommends the payment of a final dividend of RMB0.10 per share for the year ended 31 December 2011.

Business performance1, 2

In 2011, driven by the continued and rapid growth of the 3G and fixed-line broadband businesses, the revenue of the Company grew rapidly. The growth of service revenue in 2011 exceeded that of the industry average by 3.4 percentage points, and the Company’s market share increased steadily. Together with the rapid revenue growth, the Company’s business and revenue structures continued to improve. Service revenue from the mobile business accounted for 55.6% of the total service revenue. Service revenue from the non-voice business accounted for 48.7% of the total service revenue.

Mobile business

In 2011, the mobile business of the Company showed a strong growth momentum. The aggregate number of the Company’s mobile subscribers was 199.660 million, an increase of 19.3% compared with last year. Service revenue from the mobile business was RMB103.31 billion, an increase of 25.3% compared with last year. Driven by the growth in the number of 3G subscribers, the subscriber mix and the revenue structure of the mobile business continued to improve. The ARPU of mobile subscribers was RMB47.3, an increase of 8.2% compared with last year. Driven by an increase of 293.4% in mobile data usage compared with last year, the revenue from the mobile non-voice business increased rapidly and accounted for 37.2% of the total revenue from the mobile business.

The 3G business became the largest driving force of the Company’s revenue growth: In 2011, the Company further strengthened and expanded its differentiation competitive advantages in the 3G business by fully capitalizing on the driving effect of handsets, channels and applications. The Company experienced a rapid and substantial growth in its 3G business. The net additions of 3G subscribers increased by 25.959 million to 40.019 million in 2011, representing 20.0% of the total mobile subscribers. The ARPU of 3G subscribers maintained a relatively high level of RMB110.0. Service revenue from the 3G business was RMB32.74 billion, representing an increase of 182.3% compared with last year and accounting for 31.7% of the service revenue from the mobile business.

During the year, the Company further utilized the leading advantages of WCDMA in the field of intelligent handsets, continued to enrich the offering of customized handsets and established competitive advantages in products at all price levels. In the second half year, the Company, in collaboration with various parties in the industry chain, launched the world’s first thousand-RMB smartphones with a 3.5-inch capacitive screen and a CPU 600MHz or above, which became an important driving force in speeding up the popularity of mobile Internet following the introduction of iPhone and rapidly increased the net additions of the Company’s 3G subscribers.

The Company continued to break through the scale of independent channels and actively improved sales and settlement processes, resulting in an overall improvement in the productivity and efficiency of independent channels. Independent channels of the 3G business accounted for 53% of the sales for the year. The Company accelerated the enhancement of sales capability of its self-owned stores and implemented experiential marketing model transformation in 3,500 self-owned stores, resulting in a significant increase in sales per store. The Company also actively promoted sales through e-channels and achieved a rapid growth in the usage of its online store. The turnover of the Company’s online store was RMB23.07 billion for the year, an increase of 86% compared with last year.

With respect to contents and applications, the Company focused its efforts on key products such as music, reading and application stores and widely promoted experience and contents delivery activities, resulting in increased usages by subscribers. In 2011, the average data usage per month of the Company’s 3G subscribers was 267 MB, an increase of 50.1% compared with last year. In the second half year, the Company creatively launched the WO+ open system to enhance its product aggregation, channel sales, refined operation and smart pipe capabilities, so as to increase usage and aggregate applications and continually expand the influence of operators.

GSM business remained generally stable: In 2011, the Company strengthened its efforts in the marketing of its GSM data services and boldly explored the transformation of the GSM business marketing model in areas such as products and channels. The net additions of subscribers for the year were 6.275 million, bringing the total number to 159.641 million. Service revenue from the GSM business was RMB70.57 billion which generally maintained stable. Due to various factors such as the intense competition in voice sector and the substitutive impact of mobile Internet products, GSM voice business continued to decline. Driven by the growth in businesses such as mobile Internet, data business achieved rapid growth.

Fixed-line business

In 2011, the Company actively carried out the marketing of fixed-line broadband speed enhancement and the integrated business. The rapid growth in the fixed-line broadband business effectively offset the decline in the local telephone business3. Service revenue from the fixed-line business in the year was RMB81.63 billion, an increase of 2.4% compared with last year. Revenue from the non-voice business accounted for 63.9% of the total revenue from the fixed-line business. The business structure further improved.

The fixed-line broadband business continued to grow rapidly: During the year, the Company has expedited fixed-line broadband speed enhancement and actively implemented the marketing of speed enhancement. The total number of fixed-line broadband subscribers for the year increased by 17.8% compared with last year to 55.651 million. Service revenue from fixed-line broadband business increased by 18.1% compared with last year, which for the first time exceeded service revenue from the fixed-line voice business and accounted for 43.2% of the service revenue from fixed-line business.

Retaining fixed-line value through the integrated business: The Company actively implemented the marketing of local telephone voice packages and valued-added services, vigorously promoted integrated products and exerted itself to increase fixed-line subscriber value. In 2011, the total number of subscribers of the Company’s “WO Family” increased by 7.975 million, resulting in a 2.2% increase in the total number of fixed-line voice subscribers to 85.064 million in 2011 compared with last year. Due to the decline in the ARPU and the significant loss of PHS subscribers, the total service revenue from the local telephone business3 for the year was RMB34.00 billion, a decline of 15.2% compared with last year.

Industry applications

In 2011, the Company focused on scale promotion of key industry application products, such as mobile OA, government enforcement, automobile information services, monitoring and surveillance and stock trading machine, and continuously expanded its influence in key industrial sectors, such as central government-owned enterprises, government, automobile and finance. As at the end of 2011, the total number of subscribers of key industry applications exceeded 10 million. Leveraging on its leading edge in industry application sector, the Company speeded up its full-service business development for corporate clients, driving a rapid growth in the corporate client business.

Network building

In 2011, the Company accelerated 3G network building and continued to improve the GSM networks. The number of 3G base stations increased by 56,000 for the year and the number of GSM base stations increased by 46,000. The total number of mobile base stations was 614,000, an increase of 19.9% compared with last year. The Company completed 3G network HSPA+ upgrade in 56 key cities throughout the country and continued to maintain its leading edge in 3G network and technology. The Company exerted great efforts to facilitate the development of its optical access networks. The total number of fixed-line broadband access ports was 85.923 million, of which, the percentage of FTTH/B ports was 45%. The network quality of the Company was further enhanced.

Management reform

In 2011, the Company actively explored reforms in the operational and organizational systems geared to the new business model, further improved the integrated marketing system targeting corporate clients and increased sales and service capabilities. The Company also actively propelled the full cost evaluation system with LAN as the unit and facilitated the improvement of resource efficiency. Guided by scale and effectiveness, the Company enhanced the remuneration incentive mechanism and continuously promoted corporate vigour.

The Company persisted in service innovation and strengthened customer service mechanism dedicated to different customer groups, resulting in a continued enhancement in client experience on key services. In a survey on overall customer services satisfaction conducted by the MIIT, the Company’s 3G services ranked the first based on the customer satisfaction index.

Outlook

Being faced with a complicated and changing macroeconomic environment, and with the continual emergence of new technologies and new businesses in the information and communication industries and the accelerating cross-sector integration of industries, the communication industry in China is still expected to maintain relatively fast growth. With the improvement of networks and the enrichment of handsets, the conditions for WCDMA to achieve even faster development in China have become increasingly mature. The penetration rate of 3G will further accelerate and the mobile Internet application market will continue to prosper. China has strengthened the construction of network infrastructure and specifically implemented the strategy of broadband China, which will drive the broadband business to continue to grow rapidly. China Unicom has established differentiation advantages to a certain extent in the mobile broadband data business sector, accumulated more extensive operating experience and gradually built up a good reputation. The Company is confident that it will be able to grasp the valuable strategic opportunity and timing window, speed up its scaled development in key businesses to ensure a faster increase in revenue and market share, and achieve a faster growth in profit and a greater value for shareholders.

In 2012, the Company will further increase the network investment of WCDMA, ensure allocation of resources to the growing sectors and continue to propel management innovation and reform. While maintaining a faster growth in profitability level, the Company will strive to achieve a greater breakthrough in business development and revenue scale so as to further enhance its standards in development, profitability and management. Major operating initiatives and targets include:

Accelerating the construction of WCDMA target network and ensuring the needs of market development. In 2012, the Company will accelerate the construction of 3G target network, further expand the coverage of HSPA+, basically eliminate 3G network blind and weak coverage spots in all cities and achieve full 3G coverage in villages and towns in the eastern and central regions and the western developed regions, as well as key scenic spots and transportation routes. By taking the opportunity of the implementation of Broadband China strategy, the Company will continue to facilitate the construction of the optical access networks, which are mainly based on FTTH/B to achieve an access rate of 10M and above in major competitive areas of cities and an access rate of 2M and above in rural areas.

Driving the large-scale growth of key businesses and realizing a faster increase in revenue and market share. The Company will utilize all resources and take advantage of its handsets, channels and applications to further increase the penetration rate of contract subscribers and ensure a new breakthrough for large-scale growth of the 3G business. The Company will fully accelerate the upgrade and speed enhancement of fixed-line broadband business and leverage its advantages in integrated business so as to achieve a continued and rapid growth of the broadband business and the continued improvement of the fixed-line business structure. The Company will further promote the integrated business and the transformation of the marketing model of the GSM business to maintain the steady development of the GSM business during transformation.

Boldly promoting innovation and reforms and further strengthening basic management. The Company will actively adapt to the changes in the model of business development, continue to optimize the marketing organizational structure, expedite the progress in electronic sales and services to fully enhance its marketing and sales capability. The Company will further promote specialized operational reforms supported by network construction, maintenance and IT to reinforce the overall business support capability. In addition, the Company will promote the budget control system with LAN as the core and an enhanced control over specialized lines, implement a dynamic resource allocation mechanism that matches business development with the revenue level and continuously enhance scientific and transparent resource allocation. The Company will continue to improve its remuneration incentive mechanism to promote corporate vigour in operation.

Lastly, on behalf of the Board of the Company, I would like to express my sincere gratitude to the shareholders, the government and the community for their support to the development of the Company, and also to the management and all staff members of the Company for their unremitting efforts in the development of the Company.

Chang Xiaobing

Chairman and Chief Executive Officer

Hong Kong, 22 March 2012

Note:

1.	Except for basic earnings per share, all revenue and profit figures herein exclude deferred fixed-line upfront connection fee of RMB15 million for 2011 and RMB192 million for 2010.

2.	The Company completed the acquisition of the entire equity interest of China Unicom NewSpace Limited from China United Network Communications Group Company Limited on 1 December 2011, which was accounted for using merger accounting in accordance with Accounting Guideline 5 “Merger accounting for common control combinations” issued by the Hong Kong Institute of Certified Public Accountants in November 2005. Under IFRSs, the Company adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method which is consistent with HKFRSs. The acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group.

3.	Local telephone business includes local voice service, long-distance service, fixed-line value-added service and interconnection services.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2011, which were extracted from the audited financial statements of the Group as set out in the Company’s 2011 Annual Report.

CONSOLIDATED BALANCE SHEET

(All amounts in Renminbi (“RMB”) millions)

		As at 31 December		As at 1 January
	Note	2011	2010 As restated (Note 3)	2010 As restated (Note 3)

ASSETS
Non-current assets
Property, plant and equipment		381,859	365,654	350,976
Lease prepayments		7,657	7,607	7,729
Goodwill		2,771	2,771	2,771
Deferred income tax assets		5,091	4,940	5,258
Financial assets at fair value through other comprehensive income	6	6,951	6,214	7,977
Other assets		13,101	11,756	11,597

		417,430	398,942	386,308

Current assets
Inventories and consumables		4,651	3,728	2,412
Accounts receivable	7	11,412	9,304	8,835
Prepayments and other current assets		6,127	5,115	4,253
Amounts due from related parties		22	49	54
Amounts due from domestic carriers		1,181	1,261	1,134
Proceeds receivable for disposal of the CDMA business		—	—	5,121
Short-term bank deposits		304	273	996
Cash and cash equivalents		15,106	22,597	7,895

		38,803	42,327	30,700

Total assets		456,233	441,269	417,008

EQUITY
Equity attributable to owners of the parent
Share capital	8	2,311	2,310	2,310
Share premium	8	173,472	173,436	173,435
Reserves	9	(20,016)	(18,200)	(18,065)
Retained profits
- Proposed final dividend	15	2,356	1,885	3,770
- Others		47,775	46,230	44,985

		205,898	205,661	206,435

Non-controlling interests		—	—	2

Total equity		205,898	205,661	206,437

LIABILITIES
Non-current liabilities
Long-term bank loans		1,384	1,462	759
Promissory notes		15,000	15,000	—
Convertible bonds	10	11,118	11,558	—
Corporate bonds		7,000	7,000	7,000
Deferred income tax liabilities		17	22	245
Deferred revenue		1,801	2,171	2,562
Other obligations		88	162	187

		36,408	37,375	10,753

Current liabilities
Accounts payable and accrued liabilities	11	95,252	97,666	104,096
Taxes payable		1,232	1,483	908
Amounts due to ultimate holding company		342	229	308
Amounts due to related parties		5,707	5,180	5,410
Amounts due to domestic carriers		1,344	873	1,136
Payables in relation to disposal of the CDMA business		—	—	7
Commercial papers	12	38,000	23,000	—
Short-term bank loans		32,322	36,727	63,909
Current portion of long-term bank loans		50	58	62
Dividend payable		488	431	331
Current portion of deferred revenue		882	1,042	1,397
Current portion of other obligations		2,586	2,637	2,534
Advances from customers		35,722	28,907	19,720

		213,927	198,233	199,818

Total liabilities		250,335	235,608	210,571

Total equity and liabilities		456,233	441,269	417,008

Net current liabilities		(175,124)	(155,906)	(169,118)

Total assets less current liabilities		242,306	243,036	217,190

CONSOLIDATED STATEMENT OF INCOME

(All amounts in RMB millions, except per share data)

		Year ended 31 December
	Note	2011	2010 As restated (Note 3)

Revenue	13	209,167	171,370

Interconnection charges		(16,380)	(13,727)
Depreciation and amortisation		(58,021)	(54,654)
Networks, operations and support expenses		(29,449)	(26,387)
Employee benefit expenses		(26,601)	(23,348)
Costs of telecommunications products sold		(29,739)	(10,688)
Other operating expenses		(43,586)	(37,597)
Finance costs		(1,474)	(1,749)
Interest income		230	143
Other income - net		1,451	1,221

Profit before income tax		5,598	4,584
Income tax expenses	5	(1,371)	(883)

Profit for the year		4,227	3,701

Profit attributable to:
Owners of the parent		4,227	3,701

Earnings per share for profit attributable to owners of the parent during the year

Basic earnings per share (RMB)	16	0.18	0.16

Diluted earnings per share (RMB)	16	0.18	0.16

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Year ended 31 December
	2011	2010 As restated (Note 3)

Profit for the year	4,227	3,701

Other comprehensive loss:
Changes in fair value of financial assets through other comprehensive income	(2,629)	(1,777)
Tax effect on changes in fair value of financial assets through other comprehensive income	656	437

Changes in fair value of financial assets through other comprehensive income, net of tax	(1,973)	(1,340)
Currency translation differences	(17)	6

Other comprehensive loss for the year, net of tax	(1,990)	(1,334)

Total comprehensive income for the year	2,237	2,367

Total comprehensive income attributable to:
Owners of the parent	2,237	2,367

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

			Year ended 31 December
	Note		2011	2010 As restated (Note 3)

Cash flows from operating activities
Cash generated from operations	(a	)	70,362	69,296
Interest received			230	149
Interest paid			(3,205)	(2,025)
Income tax paid			(896)	(1,044)

Net cash inflow from operating activities			66,491	66,376

Cash flows from investing activities
Purchase of property, plant and equipment			(77,861)	(75,557)
Proceeds from disposal of property, plant and equipment and other assets			1,431	375
Dividends received from financial assets at fair value through other comprehensive income			816	416
Payment for investment in Telefónica S.A.			(3,367)	—
(Increase)/decrease short-term bank deposits			(31)	723
Purchase of other assets			(3,958)	(2,576)

Net cash outflow from investing activities of continuing operations			(82,970)	(76,619)
Net cash inflow from investing activities of discontinued operations in relation to the disposal of the CDMA business			—	5,121

Net cash outflow from investing activities			(82,970)	(71,498)

Cash flows from financing activities
Proceeds from exercise of share options		35	—
Proceeds from commercial papers		61,867	22,928
Proceeds from short-term bank loans		55,242	114,182
Proceeds from long-term bank loans		—	800
Proceeds from related party loans		219	—
Proceeds from issuance of promissory notes		—	14,954
Proceeds from issuance of convertible bonds		—	12,145
Repayment of commercial papers		(47,000)	—
Repayment of short-term bank loans		(59,132)	(141,364)
Repayment of long-term bank loans		(43)	(51)
Repayment of capital element of finance lease		(130)	(36)
Payment of prior year profit transfer		—	(64)
Dividends paid to owners of the parent	15	(2,070)	(3,670)

Net cash inflow from financing activities		8,988	19,824

Net (decrease)/increase in cash and cash equivalents		(7,491)	14,702
Cash and cash equivalents, beginning of year		22,597	7,895

Cash and cash equivalents, end of year		15,106	22,597

Analysis of the balances of cash and cash equivalents:
Cash balances		6	6
Bank balances		15,100	22,591

		15,106	22,597

(a)	The reconciliation of profit before income tax to cash generated from operations is as follows:

	Year ended 31 December
	2011	2010 As restated (Note 3)

Profit before income tax	5,598	4,584
Adjustments for:
Depreciation and amortisation	58,021	54,654
Interest income	(230)	(143)
Finance costs	1,266	1,736
Gain on disposal of property, plant and equipment and other assets	(429)	(5)
Gain on non-monetary assets exchange	—	(10)
Share-based compensation costs	17	56
Provision for doubtful debts	2,645	2,583
Dividends from financial assets at fair value through other comprehensive income	(867)	(485)

Changes in working capital:
Increase in accounts receivable	(4,753)	(3,051)
Increase in inventories and consumables	(923)	(1,316)
Decrease in other assets	230	755
Increase in prepayments and other current assets	(1,004)	(868)
Decrease in amounts due from related parties	27	3
Decrease/(increase) in amounts due from domestic carriers	80	(127)
Increase in accounts payable and accrued liabilities	3,574	1,619
Increase in taxes payable	13	1,331
Increase in advances from customers	6,815	9,187
Decrease in deferred revenue	(530)	(746)
Decrease in amounts due to ultimate holding company	(45)	(79)
Increase/(decrease) in amounts due to related parties	386	(112)
Increase/(decrease) in amounts due to domestic carriers	471	(263)
Decrease in payables in relation to disposal of the CDMA business	—	(7)

Cash generated from operations	70,362	69,296

NOTES (All amounts in RMB millions unless otherwise stated)

1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding. After disposal of the CDMA business to China Telecom Corporation Limited (“China Telecom”) on 1 October 2008, the merger with China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) on 15 October 2008 and the launch of WCDMA mobile business on 1 October 2009, the principal activities of Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the “Mobile business”, the services aforementioned other than the Mobile business is hereinafter collectively referred to as the “Fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Netcom Group Corporation (BVI) Limited (“Netcom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Netcom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

The financial figures in respect of the announcement of the Group’s results for the year ended 31 December 2011 have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) and consequently no assurance has been expressed by PricewaterhouseCoopers on the announcement.

Acquisition of China Unicom NewSpace Limited (hereinafter referred to as the “2011 Business Combination”)

On 1 December 2011, China Unicom Broadband Online Limited Corporation (“Broadband Online”, a wholly-owned subsidiary of China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company)) entered into an equity interest transfer agreement with Unicom Group, pursuant to which Broadband Online agreed to acquire the entire equity interest of China Unicom NewSpace Limited (“Unicom NewSpace”) from Unicom Group for a total cash consideration of RMB158 million. The acquisition was completed on 1 December 2011.

2.	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. These financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK and the requirements of the Hong Kong Companies Ordinance.

3.	BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of financial assets at fair value through other comprehensive income.

(a)	Business Combination of Entity and Business under Common Control

The 2011 Business Combination was considered a business combination of entity and business under common control as Unicom NewSpace before and after the acquisition was under the control of Unicom Group, the Group’s ultimate holding company.

Under HKFRSs, the 2011 Business Combination was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” issued by the HKICPA. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Accordingly, the acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group considering the acquired entity had always been under common control during all the periods presented.

(b)	Going Concern Assumption

As at 31 December 2011, current liabilities of the Group exceeded current assets by approximately RMB175.1 billion (2010: approximately RMB155.9 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB206.8 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB136.5 billion was unutilised as at 31 December 2011; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2011 have been prepared on a going concern basis.

(c)	Critical Accounting Estimates and Judgment

Except as disclosed in Note 3(d) under sub-section “ Changes in accounting policy and disclosures”, the significant accounting policies adopted and critical accounting estimates and judgment made in the preparation of the annual financial statements for the year ended 31 December 2011 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2010.

(d)	Changes in accounting policy and disclosures

New and amended standards adopted by the Group

(i)	Adoption of amended IFRS/HKFRS 1

Pursuant to the amended IFRS/HKFRS 1 “First-time Adoption International/Hong Kong Financial Reporting Standards” issued in 2010, a first-time-adopt entity may have established a deemed cost in accordance with previous generally accepted accounting principles for some or all of its assets and liabilities by measuring them at their fair value at one particular date because of an event such as a privatisation or initial public offering (“IPO”). If the measurement date is at or before the date of transition to IFRSs/HKFRSs, the entity may use such event-driven fair value measurements as deemed cost for IFRSs/HKFRSs at the date of that measurement. If the measurement date is after the date of transition to IFRSs/HKFRSs, but during the period covered by the first IFRSs/HKFRSs financial statements, the event-driven fair value measurements may be used as deemed cost when the event occurs. The amendment permits to apply event-driven fair value measurements as deemed cost retrospectively in the first annual period after 1 January 2011.

The Group had completed its IPO process and merger of businesses under common control before the adoption of IFRSs and the property, plant and equipment were revalued for the purpose of the transactions. Such revaluations were event-driven fair value measurements. Accordingly, upon the adoption of amended IFRS/HKFRS 1 in 2011, the Group applied such event-driven fair value measurements as deemed cost for the relevant property, plant and equipment (other than buildings and telecommunications equipment of Mobile business which were accounted for using the cost model), retrospectively. The restated deemed costs of these assets would be subject to depreciation and impairment assessments.

Upon the adoption of amended IFRS/HKFRS 1, the event-driven fair value measurement has been treated as deemed cost, so subsequent re-measurement at fair value of property, plant and equipment is not necessary to comply with IAS/HKAS 16 “Property, Plant and Equipment”. Accordingly, the Group changed its accounting policy and measures all of its property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. As a result, those revaluation surpluses or deficits recognised as a consequence of the 2006 and 2008 revaluations have been reversed and their impacts on depreciation have been adjusted accordingly.

The impact from the retrospective application of amended IFRS/HKFRS 1 and the consequential changes of accounting policies for property, plant and equipment is summarised as follows:

	As at 1 January	As at 31 December		Year ended 31 December
	2010	2011	2010	2011	2010

Change in measurement of property, plant and equipment (other than buildings and telecommunications equipment of Mobile business)

Decrease in property, plant and equipment	(208)	(536)	(423)	—	—
Increase in deferred income tax assets	55	134	99	—	—
Decrease in revaluation reserve	106	24	56	—	—
Decrease in retained profits	47	378	268	—	—
Increase in depreciation and amortisation charge	—	—	—	113	215
Decrease in deferred tax expense	—	—	—	(35)	(44)

The following table summarises the changes to the 2010 comparative financial information in connection with the 2011 Business Combination and changes in accounting policies:

	As previously reported	2011 Business Combination	Changes in accounting policies	Elimination	As restated

For the year ended 31 December 2010/As at 31 December 2010

Results of operations:
Revenue	171,298	72	—	—	171,370
Profit for the year	3,851	21	(171)	—	3,701

Financial position:
Non-current assets	399,245	21	(324)	—	398,942
Current assets	42,208	133	—	(14)	42,327
Total assets	441,453	154	(324)	(14)	441,269
Current liabilities	198,237	10	—	(14)	198,233
Total liabilities	235,612	10	—	(14)	235,608
Net assets	205,841	144	(324)	—	205,661

(ii)	Early adoption of IFRS/HKFRS 9

On 1 January 2011, the Group early adopted IFRS/HKFRS 9 “Financial Instruments”.

Upon the adoption of the standard, the Group:

•	Classified its investments in equity instruments as those measured at fair value;

•

Made an irrevocable election to recognise changes in fair value of these financial assets only through other comprehensive income. As a result of this election, all subsequent fair value or disposal gains/losses will not be recognised in the statement of income; and

•	Transferred the balance of available-for-sale fair value reserve to investment revaluation reserve.

There was no impact on the Group´s accounting for financial liabilities, as the new standard only affects the accounting for financial liabilities that are designated at fair value through profit and loss, and the Group did not have any such liabilities.

4.	SEGMENT INFORMATION

The Chief Operating Decision Maker (the “CODM”) has been identified as the Board of Directors (“the BOD”) of the Company which regularly reviews the Group’s internal reporting in order to assess performance and allocate resources, and determines the operating segments based on these reports. The BOD considers the business from the provision of services perspective instead of the geographic perspective. Accordingly, the Group’s operations comprise two operating segments based on the various types of telecommunications services, mainly provided to customers in Mainland China.

The major operating segments of the Group are classified as follows:

•	Mobile business — the provision of GSM and WCDMA cellular and related services in all 31 provinces, municipalities and autonomous regions in Mainland China;

•

Fixed-line business — the provision of fixed-line telecommunications and related services, domestic and international data and Internet related services, and domestic and international long distance and related services in all 31 provinces, municipalities and autonomous regions in Mainland China.

The CODM evaluates results of each operating segments based on revenue and costs that are directly attributable to the operating segments. The unallocated amounts primarily represent corporate and shared service expenses that are not directly allocated to one of the aforementioned operating segments. The unallocated amounts also include other statement of income items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be directly identified to specific operating segments. Segment assets primarily comprise property, plant and equipment, other assets, inventories and receivables. Segment liabilities primarily comprise operating liabilities.

Revenues between segments are carried out on terms comparable to those transactions conducted with third parties or at standards promulgated by relevant government authorities. Revenue from external customers reported to the CODM is measured in a manner consistent with that in the consolidated statement of income.

4.1	Operating Segments

	2011
				Reconciling items
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total

Service revenue	103,307	81,642	184,949	936	—	185,885
Sales of telecommunications products	23,219	63	23,282	—	—	23,282

Total revenue from external customers	126,526	81,705	208,231	936	—	209,167
Intersegment revenue	209	4,399	4,608	778	(5,386)	—

Total revenue	126,735	86,104	212,839	1,714	(5,386)	209,167

Interconnection charges	(17,442)	(3,533)	(20,975)	—	4,595	(16,380)
Depreciation and amortisation	(26,151)	(29,358)	(55,509)	(2,630)	118	(58,021)
Networks, operations and support expenses	(4,270)	(9,467)	(13,737)	(15,716)	4	(29,449)
Employee benefit expenses	—	—	—	(26,772)	171	(26,601)
Costs of telecommunications products sold	(29,626)	(113)	(29,739)	—	—	(29,739)
Other operating expenses	(14,773)	(9,600)	(24,373)	(19,582)	369	(43,586)
Finance costs	—	—	—	(2,114)	640	(1,474)
Interest income	—	—	—	870	(640)	230
Other income - net	—	—	—	1,451	—	1,451

Segment profit/(loss) before income tax	34,473	34,033	68,506	(62,779)	(129)	5,598

Income tax expenses						(1,371)

Profit for the year						4,227

Attributable to:
Owners of the parent						4,227

Other information:
Provision for doubtful debts	(2,076)	(569)	(2,645)	—	—	(2,645)

Capital expenditures under accrual basis for segment assets (a)	25,994	39,985	65,979	10,680	—	76,659

	2010 (As restated)
				Reconciling items
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total

Service revenue	82,449	79,942	162,391	1,692	—	164,083
Sales of telecommunications products	7,173	114	7,287	—	—	7,287

Total revenue from external customers	89,622	80,056	169,678	1,692	—	171,370
Intersegment revenue	205	4,233	4,438	742	(5,180)	—

Total revenue	89,827	84,289	174,116	2,434	(5,180)	171,370

Interconnection charges	(14,452)	(3,706)	(18,158)	—	4,431	(13,727)
Depreciation and amortisation	(23,362)	(29,028)	(52,390)	(2,336)	72	(54,654)
Networks, operations and support expenses	(3,106)	(9,409)	(12,515)	(13,876)	4	(26,387)
Employee benefit expenses	—	—	—	(23,538)	190	(23,348)
Costs of telecommunications products sold	(10,495)	(193)	(10,688)	—	—	(10,688)
Other operating expenses	(11,565)	(8,298)	(19,863)	(18,044)	310	(37,597)
Finance costs	—	—	—	(1,985)	236	(1,749)
Interest income	—	—	—	379	(236)	143
Other income - net	—	—	—	1,221	—	1,221

Segment profit/(loss) before income tax	26,847	33,655	60,502	(55,745)	(173)	4,584

Income tax expenses						(883)

Profit for the year						3,701

Attributable to:
Owners of the parent						3,701

Other information:
Provision for doubtful debts	(1,927)	(649)	(2,576)	(7)	—	(2,583)

Capital expenditures under accrual basis for segment assets (a)	29,623	34,393	64,016	6,177	—	70,193

	31 December 2011
				Reconciling items
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total

Total segment assets	177,049	233,212	410,261	48,026	(2,054)	456,233

Total segment liabilities	79,397	52,023	131,420	120,337	(1,422)	250,335

	31 December 2010 (As restated)
				Reconciling items
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total

Total segment assets	170,979	225,445	396,424	46,446	(1,601)	441,269

Total segment liabilities	74,137	48,386	122,523	114,184	(1,099)	235,608

(a)	Capital expenditures under “unallocated amounts” represent capital expenditures on common facilities, which benefit all operating segments.

5.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2010: 16.5%) on the estimated assessable profits for the year. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates, the Company’s subsidiaries mainly operated in the PRC and the applicable standard enterprise income tax rate is 25% (2010: 25%).

	2011	2010 (As restated)

Provision for income tax on the estimated taxable profits for the year
- Hong Kong	20	18
- Outside Hong Kong	734	302
Adjustments in respect of overseas tax of prior years	117	31

	871	351
Deferred taxation	500	532

Income tax expenses	1,371	883

6.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	Note	2011	2010 (As restated)

Equity securities issued by corporates		6,951	6,214

Analysed by place of listing:
Listed in the PRC		114	127
Listed outside the PRC	14	6,837	6,087

		6,951	6,214

For the year ended 31 December 2011, changes in fair value of financial assets through other comprehensive income amounted to approximately RMB2,629 million (2010: approximately RMB1,777 million). The changes in fair value, net of tax impact of approximately RMB656 million (2010: approximately RMB437 million) was recorded in the consolidated statement of comprehensive income.

The Company increased its investment in Telefónica S.A. (“Telefónica”) in January 2011. Please refer to Note 14 for details.

7.	ACCOUNTS RECEIVABLE

	2011	2010 (As restated)	1 January 2010 (As restated)

Within one month	8,556	6,634	6,390
More than one month to three months	1,009	1,321	1,235
More than three months to one year	3,189	3,054	2,936
More than one year	2,168	2,275	2,344

	14,922	13,284	12,905
Less: Provision for doubtful debts	(3,510)	(3,980)	(4,070)

	11,412	9,304	8,835

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

8.	SHARE CAPITAL

	2011 HKD millions	2010 HKD millions

Authorised:
30,000,000,000 ordinary shares of HKD0.10 each	3,000	3,000

Issued and fully paid:	Number of shares millions	Ordinary shares, par value of HKD0.10 each HKD millions	Share capital	Share premium	Total

At 1 January 2010	23,562	2,355	2,310	173,435	175,745
Issuance of shares upon exercise of options	—	—	—	1	1

At 31 December 2010	23,562	2,355	2,310	173,436	175,746
Issuance of shares upon exercise of options	3	1	1	36	37

At 31 December 2011	23,565	2,356	2,311	173,472	175,783

9.	RESERVES

	Capital redemption reserve	Employee share-based compensation reserve	Revaluation reserve	Available- for-sale fair value reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Total

Balance at 1 January 2010 (As previously reported)	79	567	106	6	—	24,251	—	(43,097)	(18,088)
Adjusted for 2011 Business Combination under common control (Note 1 and 3(a))	—	—	—	—	—	8	—	121	129
Adjusted upon adoption of amended IFRS/HKFRS 1 (Note 3 (d)(i))	—	—	(106)	—	—	—	—	—	(106)
Adjusted upon early adoption of IFRS/HKFRS 9 (Note 3 (d)(ii))	—	—	—	(6)	6	—	—	—	—

Balance at 1 January 2010 (As restated)	79	567	—	—	6	24,259	—	(42,976)	(18,065)
Total comprehensive (loss)/income for the year	—	—	—	—	(1,340)	—	—	6	(1,334)
Transfer to statutory reserves	—	—	—	—	—	192	—	—	192
Appropriation to statutory reserves	—	—	—	—	—	379	—	—	379
Equity-settled share option schemes
-Value of employee services	—	56	—	—	—	—	—	—	56
Issuance of convertible bonds (Note 10)	—	—	—	—	—	—	572	—	572

Balance at 31 December 2010 (As restated)	79	623	—	—	(1,334)	24,830	572	(42,970)	(18,200)

	Capital redemption reserve	Employee share-based compensation reserve	Revaluation reserve	Available- for-sale fair value reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Total

Balance at 1 January 2011 (As previously reported)	79	623	56	(1,334)	—	24,822	572	(43,091)	(18,273)
Adjusted for 2011 Business Combination under common control (Note 1 and 3(a))	—	—	—	—	—	8	—	121	129
Adjusted upon adoption of amended IFRS/HKFRS 1 (Note 3 (d)(i))	—	—	(56)	—	—	—	—	—	(56)
Adjusted upon early adoption of IFRS/HKFRS 9 (Note 3 (d)(ii))	—	—	—	1,334	(1,334)	—	—	—	—

Balance at 1 January 2011 (As restated)	79	623	—	—	(1,334)	24,830	572	(42,970)	(18,200)
Total comprehensive loss for the year	—	—	—	—	(1,973)	—	—	(17)	(1,990)
Consideration for 2011 Business Combination under common control	—	—	—	—	—	(5)	—	(121)	(126)
Transfer to statutory reserves	—	—	—	—	—	15	—	—	15
Appropriation to statutory reserves	—	—	—	—	—	271	—	—	271
Equity-settled share option schemes:
-Value of employee services	—	17	—	—	—	—	—	—	17
-Issuance of shares upon exercise of options	—	(2)	—	—	—	—	—	—	(2)
-Transfer between reserves upon lapsing of options	—	(1)	—	—	—	—	—	—	(1)

Balance at 31 December 2011	79	637	—	—	(3,307)	25,111	572	(43,108)	(20,016)

10.	CONVERTIBLE BONDS

The convertible bonds recognised in the consolidated balance sheet are calculated as follows:

Face value of convertible bonds at issue date	12,236
Less: direct issue costs	(96)

Face value of convertible bonds at issue date, net	12,140

Including:
Equity component on initial recognition	572
Liability component on initial recognition	11,568

12,140

Movement of liability component:
Liability component on initial recognition	11,568
Less: effect of exchange gain on liability component	(55)
Add: imputed finance cost	45

Liability component at 31 December 2010	11,558
Less: effect of exchange gain on liability component	(565)
Less: interest paid	(89)
Add: imputed finance cost	214

Liability component at 31 December 2011	11,118

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component was credited to convertible bonds reserve under equity attributable to owners of the parent.

The liability component of the convertible bonds at 31 December 2011 amounted to approximately RMB11,118 million (equivalent to USD1,765 million) (2010: approximately RMB11,558 million (equivalent to USD1,745 million)) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

During the years ended 31 December 2010 and 2011, there was no conversion of the convertible bonds into shares of the Company by the bondholders and no redemption of the convertible bonds made by Billion Express Investments Limited.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of payables and accrued liabilities is as follows:

	2011	2010 (As restated)	1 January 2010 (As restated)

Less than six months	85,699	85,491	91,011
Six months to one year	5,483	3,863	4,023
More than one year	4,070	8,312	9,062

	95,252	97,666	104,096

12.	COMMERCIAL PAPERS

On 1 April 2010, CUCL issued tranche one of 2010 commercial paper in the amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carried interests at 2.64% per annum. The commercial paper was fully repaid in March 2011.

On 20 September 2010, CUCL issued tranche two of 2010 commercial paper in the amount of RMB8 billion, with a maturity date of 365 days from the date of issue and carried interests at 2.81% per annum. The commercial paper was fully repaid in September 2011.

On 10 March 2011, CUCL issued tranche one and tranche two of 2011 super and short-term commercial papers in an amount of RMB8 billion each, with a maturity date of 180 days from the date of issue and carried interest at 3.88% per annum. The super and short-term commercial papers were fully repaid in September 2011.

On 25 August 2011, CUCL issued tranche one of 2011 commercial papers in an amount of RMB15 billion, with a maturity date of 366 days from the date of issue and carries interest at 5.23% per annum.

On 16 September 2011, CUCL issued tranche three and tranche four of 2011 super and short-term commercial papers in an amount of RMB4 billion each, with a maturity date of 30 days from the date of issue and carried interest at 5.35% per annum. The super and short-term commercial papers were fully repaid in October 2011.

On 20 October 2011, CUCL issued tranche two of 2011 commercial papers in an amount of RMB8 billion, with a maturity date of 366 days from the date of issue and carries interest at 5.78% per annum.

On 21 November 2011, CUCL issued tranche five of 2011 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 180 days from the date of issue and carries interest at 4.65% per annum.

13.	REVENUE

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information (“MIIT”) and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB6,352 million for the year ended 31 December 2011 (2010: approximately RMB4,873 million).

The major components of revenue are as follows:

	2011	2010 (As restated)

Service revenue from the Mobile business	103,307	82,449
Service revenue from the Fixed-line business	81,642	79,942
Unallocated service revenue	936	1,692

Total service revenue	185,885	164,083

Sales of telecommunications products	23,282	7,287

Total revenue from external customers	209,167	171,370

14.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

As at 31 December 2011, the related financial assets at fair value through other comprehensive income amounted to approximately RMB6,837 million (2010: approximately RMB6,087 million). For the year ended 31 December 2011, changes in fair value of financial asset through other comprehensive income amounted to approximately RMB2,616 million (2010: approximately RMB1,702 million). The changes in fair value, net of tax impact of approximately RMB654 million (2010: approximately RMB426 million), was recorded in the consolidated statement of comprehensive income.

15.	DIVIDENDS

At the annual general meeting held on 24 May 2011, the shareholders of the Company approved the payment of a final dividend of RMB0.08 per ordinary share for the year ended 31 December 2010 totaling approximately RMB1,885 million which has been reflected as a reduction of retained profits for the year ended 31 December 2011. As at 31 December 2011, all dividends have been paid by the Company, except for dividends payable of approximately RMB479 million due to Unicom BVI.

At a meeting held on 22 March 2012, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.10 per ordinary share to the shareholders for the year ended 31 December 2011 totaling approximately RMB2,356 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2011, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2012.

	2011	2010

Proposed final dividend:
RMB0.10 (2010: RMB0.08) per ordinary share by the Company	2,356	1,885

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 31 December 2011, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

16.	EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2011 and 2010 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2011 and 2010 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares for the years ended 31 December 2011 and 2010 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme, and (iii) the convertible bonds.

The potential ordinary shares which are not dilutive for the years ended 31 December 2011 and 2010 arose from (i) share options with exercise price of HKD15.42 granted under the amended Share Option Scheme and (ii) the convertible bonds with initial conversion price of HKD15.85, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	2011	2010 (As restated)

Numerator (in RMB millions):
Profit attributable to owners of the parent	4,227	3,701

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,564	23,562
Dilutive equivalent shares arising from share options	221	142

Shares used in computing diluted earnings per share	23,785	23,704

Basic earnings per share (in RMB)	0.18	0.16

Diluted earnings per share (in RMB)	0.18	0.16

17.	RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	2011	2010 (As restated)

Transactions with Unicom Group and its subsidiaries:

Leasing fee of telecommunications networks in Southern China	2,400	2,200
Charges for value-added telecommunications services	51	30
Rental charges for property leasing	954	867
Charges for lease of telecommunications resources	307	151
Charges for engineering design and construction services	2,728	2,248
Charges for shared services	177	308
Income from shared services	—	3
Charges for equipment procurement services	227	382
Charges for ancillary telecommunications services	1,174	953
Charges for comprehensive support services	171	162
Income from comprehensive support services	108	8

18.	CONTINGENT LIABILITIES

As aforementioned in Note 13, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and China Netcom (Group) Company Limited, which merged with CUCL on 1 January 2009. Based on management’s assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 31 December 2011 and 2010.

In addition, in 2011, the NDRC investigated the alleged monopolistic conducts in the broadband internet business. Based on management’s assessment and continuous discussions with NDRC, management considered the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 31 December 2011.

19.	EVENT AFTER BALANCE SHEET DATE

Proposed dividend

After the balance sheet date, the Board of Directors proposed a final dividend for 2011. For details, please refer to Note 15.

20.	COMPARATIVE FIGURES

As stated in Note 3, 2010 comparative figures have been restated to reflect the effects of the 2011 Business Combination under common control and the effects of the changes in accounting policies upon the adoption of amended IFRS/HKFRS 1. In addition, for comparative purposes, certain comparative figures have been reclassified to conform with current year presentation.

BUSINESS OVERVIEW

In 2011, the Company continued to innovate its business model and optimise the allocation of resources. The Company’s 3G and fixed-line broadband businesses achieved continuous rapid growth, and its GSM and fixed-line voice businesses recorded stable development. As a result, the Company further improved its business structure and customer mix, and steadily increased its market share.

Mobile Business

3G Business

In 2011, the Company continued its unified 3G strategy in the areas of branding, product offering, pricing, packaging, handset policy and customer service standards. The Company also continued to improve its sales and marketing strategies to cope with the changing market demands and customer needs. As a result, the number of the Company’s 3G subscribers increased rapidly. The Company further improved 3G tariff plans and product offerings by optimizing international roaming rates, enriching the offering of prepaid products and launching 21Mbps HSPA+ wireless data cards. The Company adjusted and optimised its subsidy policy for strategic 3G handsets, and further lowered the thresholds for handset subsidies. The Company launched thousand-RMB wide-screen smartphones, accelerated the introduction of the mid-and-low-end smartphones into the market, and enriched the offering of customised handsets. In addition, the Company enhanced application innovation and data usage management, introduced application-based data usage billing model, carried out promotional activities for data and information services, and sped up the development of key innovative products such as mobile TV, mobile reading, “WO App Store” and “WO Friend”. In 2011, the number of 3G subscribers increased by 25.959 million to 40.019 million, of which the number of wireless data card subscribers amounted to 3.799 million; the total 3G voice usage reached 169.5 billion minutes, the average data usage per subscriber per month was 267.2MB, and the average revenue per user (“ARPU”) per month was RMB110.0. As at 31 December 2011, the registered subscribers of “WO App Store” and “WO Friend” were 3.50 million and 1.20 million, respectively.

GSM Business

In 2011, the Company proactively transformed its GSM business model and maintained a stable development of its GSM business. The Company adjusted its distribution and commission polices, and established a long-term commission mechanism to improve the cost efficiency. The Company consolidated GSM tariff plans, introduced voice volume products and bundled packages, and promoted key services such as mobile Internet and “Cool Ringtone”. Through voice subsidies, the Company migrated the PHS subscribers to GSM services and proactively and steadily migrated the mid-and-high-end GSM subscribers to 3G services. In 2011, the number of GSM subscribers increased by 6.275 million to 159.641 million; the total GSM voice usage reached 484.76 billion minutes, up by 2.9% compared with last year; ARPU per month was RMB37.4, down by 5.3% compared with last year; the number of mobile Internet subscribers increased by 7.787 million to 63.60 million, representing a penetration rate of 39.8%; the number of “Cool Ringtone” subscribers amounted to 58.835 million, representing a penetration rate of 36.9%.

Fixed-line Business

In 2011, the Company sped up in upgrading its broadband network and speed and promoting its bundled services, which resulted in a stable growth in its fixed-line business. The Company further enhanced the coverage and access capabilities of its broadband networks, and increased the proportion of high-speed bandwidth subscribers. The Company fully implemented service quality commitment in broadband installation, moving and maintenance to make its broadband services more convenient to its subscribers. In addition, the Company fully leveraged its advantage in bundled services and vigorously promoted bundled products such as “WO Family” and “WO Business” to drive subscriber growth. In 2011, the number of broadband subscribers increased by 8.427 million to 55.651 million. Subscribers of plans with 4M bandwidth or above accounted for 41.3% of all broadband subscribers, up by 11.7 percentage points compared with last year. The number of broadband content and application subscribers reached 20.245 million, accounting for 36.4% of all broadband subscribers. The monthly ARPU of broadband subscribers was RMB56.4, down by 1.2% compared with last year. The number of “WO Family” subscribers increased by 7.975 million to 8.379 million, which brought in 3.916 million and 2.720 million new subscribers for broadband and fixed-line businesses, respectively.

In 2011, the number of local access subscribers declined by 3.784 million to 92.851 million, among which the number of fixed-line subscribers increased by 1.852 million to 85.064 million and the number of PHS subscribers declined by 5.636 million to 7.787 million. Monthly ARPU of local access subscribers was RMB25.7, down by 11.1% compared with last year.

Network Capability

In 2011, the Company continued to increase the broad and in-depth coverage of its 3G network and improve its 3G network capacity and quality, further optimised its GSM network, and sped up the construction and upgrade of its broadband network. As a result, the Company’s network capability was furthered enhanced.

In 2011, the number of 3G base stations increased by 56,000 to 239,000 and the 3G network coverage has reached cities at county-level and above throughout China as well as developed townships in the central and eastern regions of China. The Company completed HSPA+ network upgrade in 56 major cities and maintained its leading position in the 3G network and technology. The call-completion rate of the WCDMA network increased to 98.6% in December 2011 from 98.0% at the beginning of 2011. In 2011, the number of GSM base stations increased by 46,000 to 375,000 and the GSM network coverage has reached all townships in China except certain western regions. The call-drop rate of the GSM network decreased to 0.25% in December 2011 from 0.32% at the beginning of 2011. In 2011, the number of broadband access ports increased by 20.091 million to 85.923 million, of which FTTH/B access ports accounted for 45% of the total broadband access ports.

The Company strived to expand its international network coverage and optimised its international network layout to support the expansion of its international business. As at the end of 2011, international Internet outbound bandwidth reached 467G, international submarine cable capacity reached 2,036G, international transcontinental cable capacity reached 2,468G, the number of overseas network nodes reached 82, and international roaming coverage reached 547 operators in 246 countries and regions.

Sales and Marketing

Branding

In 2011, the Company continued to develop its branding practices, and the recognition of its “WO” brand was further enhanced. The Company continued to strengthen “WO 3G” branding efforts by carrying out promotional activities for “WO Family”, “WO Business” and “WO Customer Care”. The Company launched the new brand of “WO Pai” to proactively expand into the youth market. The Company also started the campaign to promote its broadband service brand. As a result, the Company has further improved its brand for full-service business and facilitated the development of its key businesses.

Sales and Marketing Strategy

In 2011, the Company strived to achieve scale development of the 3G business and stable development of its GSM business. The Company also focused on sales and marketing initiatives for broadband business with increased access speed. In respect of the 3G business, in order to accelerate its scale development, the Company improved 3G tariff plans and products, enhanced subsidy programs, developed win-win cooperation with third-party channels, and introduced a variety of smartphones. In respect of the broadband business, facing the convergence of the “three networks”, the Company accelerated the deployment of FTTH and promoted sales and marketing activities on increased broadband access speed. Meanwhile, by vigorously promoting bundled services such as “WO Family” and “WO Business”, the Company further enhanced its integrated business model, in which business integration has become a major force to drive the development of 3G, broadband and 2G businesses and the stabilization of fixed-line voice business.

In 2011, the Company further solidified its cooperation with mobile terminal vendors and enriched the offerings of “WO 3G” customised terminals, and established a rich portfolio which included a series of customised terminals for different consumer segments. The Company launched a series of thousand-RMB smartphones and substantially lowered the thresholds of smartphones. In addition, the Company further optimised handset subsidy programs and proactively promoted contract-based tariff plans, resulting in an increased percentage of contracted subscribers and an improved quality of 3G subscribers.

In 2011, the Company further strengthened the role of applications in driving business development. The Company consolidated operational resources and improved province-based new product development mechanism. The Company launched WO+ open platform for mobile Internet applications to increase its influence in the value chain through business model innovation.

In 2011, capturing the opportunities arising from the industry informanization in China, the Company increased its efforts to expand into the corporate customer market and to promote industry applications. The Company optimised its sales and marketing system for corporate customers by establishing dedicated industry sales teams for large corporate accounts and grid-based sales network for small to medium size enterprises. The Company improved its supporting system for industry applications and focused on mobile OA, government enforcement, automotive information services, monitoring and surveillance, stock trading machine and proprietary Internet access. The Company organised over 3,000 industry applications exhibitions nationwide. In addition, the Company pushed forward strategic cooperation with industry leaders by signing cooperation agreements, and accelerated the development of the corporate accounts by cooperating with industry leaders on major projects.

Distribution Channels

In 2011, focusing on 3G experiential marketing and simplified supply and control management of 2G distribution channels, the Company adjusted the distribution layouts for its self-owned stores, third-party channels and e-channels, and further enhanced the scale, structure and capacity of its distribution channels. The Company accelerated the implementation of experiential marketing to transform its self-owned stores, and substantially raised their sales capabilities. The Company has signed strategic and comprehensive cooperation agreements with 13 national chain store companies, such as Suning and Guomei, as well as 80 regional chain store companies, resulting in a continuous breakthrough in third-party channel expansion. The Company proactively established a centralised management system for its distribution channels and strengthened commission management and control. The Company sped up the establishment of its e-channels and increased its sales and product offering capabilities by accelerating the deployment of self-service terminals and mini stores, and improving the functions of online stores, SMS stores and mobile stores. In 2011, the number of e-channel subscribers reached 110 million. The revenue generated from the e-channels amounted to RMB23.07 billion, up by 86% compared with last year.

Customer Care

In 2011, the Company improved its customer service system and further implemented plans of continuous improvement in customer service quality to support business development. The Company focused on improving customer service quality for its 3G and broadband subscribers by implementing a multi-layer response system for its 3G customers and a response time commitment for its broadband customers in connection with the broadband installation, moving and maintenance. The Company continued to improve its hotline service quality by increasing IVR self-service ratio and launching nationwide unified 10018 hotline dedicated to VIP customers. In addition, in order to proactively respond to customer needs, the Company leveraged the Internet to open official microblog for customer service and enhance online customer services applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS1

I.	OVERVIEW

In 2011, the Company experienced a rapid growth in revenue, continuously optimised its revenue structure and steadily enhanced its market share, resulting in an improved profitability and a solid balance sheet structure.

In 2011, the Group’s revenue was RMB209.15 billion, up by 22.2% compared with last year. Profit for the year was RMB4.21 billion, up by 20.0% compared with last year. Basic earnings per share1 was RMB0.179, up by 14.0% compared with last year. EBITDA3 was RMB63.40 billion, up by 6.7% compared with last year. EBITDA margin (EBITDA as a percentage of the total revenue) was 30.3%.

In 2011, net cash flow from operating activities was RMB66.49 billion, up by 0.2% compared with last year. Capital expenditure was RMB76.66 billion, which accounted for 36.7% of the Group’s revenue, down by 4.4 percentage points compared with last year. Free cash flow (representing net cash flow from operating activities minus capital expenditures) was RMB-10.17 billion. Liabilities-to-assets ratio changed from 53.4% as at 31 December 2010 to 54.9% as at 31 December 2011. Net debt-to-equity ratio was 29.4%.

II.	REVENUE

In 2011, the Group’s revenue was RMB209.15 billion, of which, service revenue accounted for RMB185.87 billion, up by 13.4% compared with last year. Revenue from sales of telecommunications products was RMB23.28 billion.

The table below sets forth the composition of service revenue by operating segment, including as a percentage of the total service revenue for the years of 2011 and 2010.

	2011		2010
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Service revenue	185.87	100.0%	163.89	100.0%
Include: Mobile business	103.31	55.6%	82.45	50.3%
Include: 2G	70.57	38.0%	70.85	43.2%
3G	32.74	17.6%	11.60	7.1%
Fixed-line business	81.63	43.9%	79.75	48.7%
Include: Local telephone service	34.00	18.3%	40.12	24.5%
Broadband service	35.23	19.0%	29.82	18.2%

1.	Mobile Business

In 2011, the Company achieved a rapid growth in its mobile business. Revenue from the mobile business was RMB126.53 billion, up by 41.2% compared with last year. Out of revenue from the mobile business, service revenue accounted for RMB103.31 billion, up by 25.3% compared with last year. The mobile value-added service revenue was RMB37.88 billion, up by 46.1% compared with last year and, as a percentage of service revenue from the mobile business increased from 31.4% in 2010 to 36.7% in 2011.

The Company’s 3G business had a rapid growth. Service revenue from the 3G business was RMB32.74 billion in 2011 and as a percentage of service revenue from the mobile business increased from 14.1% in 2010 to 31.7% in 2011. GSM business was remained stable. Revenue from the GSM business was RMB70.57 billion, down by 0.4% compared with last year.

2.	Fixed-line Business

In 2011, the Company increased its efforts in expanding broadband business and integrated business such as the bundled plans marketed under the brand “WO Family”. The Company also endeavored to mitigate the scale of decline of the traditional fixed-line voice business and continued to optimise the fixed-line business structure. As a result, revenue from the fixed-line business remained stable. In 2011, revenue from the fixed-line business was RMB81.69 billion, of which, service revenue was RMB81.63 billion, up by 2.4% compared with last year.

The fixed-line broadband business continued to grow. Service revenue from broadband business was RMB35.23 billion, up by 18.1% compared with last year and, as a percentage of the service revenue from the fixed-line business, increased from 37.4% in 2010 to 43.2% in 2011. As a result of the decrease in the usage and the downward adjustments in tariffs of the fixed-line business, revenue from local telephone business4 was RMB34.00 billion, down by 15.2% compared with last year.

III.	COSTS AND EXPENSES

In 2011, total costs and expenses5 amounted to RMB203.57 billion, up by 22.1% compared with last year.

The table below sets forth the major items of costs and expenses and their respective percentage of the total revenue for the years of 2011 and 2010:

	2011		2010
(RMB in billions)	Total amount	As a percentage of total revenue	Total amount	As a percentage of total revenue
Total	203.57	97.3%	166.79	97.4%
Include: Interconnection charges	16.38	7.8%	13.73	8.0%
Depreciation and amortisation	58.02	27.7%	54.65	31.9%
Networks, operations and support expenses	29.45	14.1%	26.39	15.4%
Employee benefit expenses	26.60	12.7%	23.35	13.6%
Selling and marketing expenses	28.75	13.8%	23.73	13.9%
General, administrative and other expenses	14.84	7.1%	13.86	8.2%
Costs of telecommunications products sold	29.74	14.2%	10.69	6.2%
Finance costs, net of interest income	1.24	0.6%	1.61	0.9%
Other income-net	-1.45	-0.7%	-1.22	-0.7%

1.	Interconnection charges

In 2011, the interconnection usage increased as the Company’s number of subscribers and revenue grew rapidly. The interconnection charges amounted to RMB16.38 billion in 2011, up by 19.3% compared with last year and, as a percentage of total revenue, changed from 8.0% in 2010 to 7.8% in 2011. The interconnection charges from the mobile business were RMB17.44 billion in 2011, up by 20.7% compared with last year and, as a percentage of revenue from the mobile business, changed from 16.1% to 13.8%. The interconnection charges from the fixed-line business were RMB3.53 billion in 2011, down by 4.7% compared with last year and, as a percentage of revenue from the fixed-line business, changed from 4.6% to 4.3%.

2.	Depreciation and amortisation

In 2011, the Company further optimised its mobile network coverage and improved the network quality. In addition, the Company expedited the upgrade of fixed-line broadband network with increased access speed. With the expansion of the Company’s networks and the increase in network assets, depreciation and amortisation charges in 2011 were RMB58.02 billion, up by 6.2% compared with last year and, as a percentage of total revenue, decreased from 31.9% in 2010 to 27.7% in 2011. The depreciation and amortisation charges from the mobile business were RMB26.15 billion in 2011, up by 11.9% compared with last year and, as a percentage of revenue from the mobile business, changed from 26.1% to 20.7%. The depreciation and amortisation charges from the fixed-line business was RMB29.36 billion in 2011, up by 1.1% compared with last year and, as a percentage of revenue from the fixed-line business, changed from 36.3% to 35.9%.

3.	Networks, operations and support expenses

Due to the expansion in network coverage and its relevant assets, as well as the increases in utilities charges and rental expenses, the Company incurred networks, operations and support expenses of RMB29.45 billion in 2011, up by 11.6% compared with last year. Networks, operations and support expenses, as a percentage of total revenue, decreased from 15.4% in 2010 to 14.1% in 2011. The networks, operations and support expenses from the mobile business were RMB4.27 billion in 2011, up by 37.4% compared with last year and, as a percentage of revenue from the mobile business, changed from 3.5% to 3.4%. The networks, operations and support expenses from the fixed-line business were RMB9.47 billion in 2011, up by 0.6% compared with last year and, as a percentage of revenue from the fixed-line business, changed from 11.8% to 11.6%.

4.	Employee benefit expenses

In 2011, as the average social wages continued to increase in China, the Company continued to implement its employee incentive, evaluation and allocation mechanism. The Company’s employee benefit expenses in 2011 amounted to RMB26.60 billion, up by 13.9% compared with last year and, as a percentage of total revenue, changed from 13.6% in 2010 to 12.7% in 2011.

5.	Selling and marketing expenses

In 2011, the Company responded proactively to the changes in market and expedited the development of social and electronic channels to boost sales. In addition, the Company continued to optimise its marketing strategies and improve customer maintenance. With the increase in the total revenue and number of subscribers, selling and marketing expenses in 2011 were RMB28.75 billion, up by 21.1% compared with last year and, as a percentage of total revenue, changed from 13.9% in 2010 to 13.8% in 2011. The selling and marketing expenses from the mobile business were RMB12.28 billion in 2011, up by 30.8% compared with last year and, as a percentage of revenue from the mobile business, changed from 10.5% to 9.7%. The selling and marketing expenses from the fixed-line business were RMB7.42 billion in 2011, up by 11.6% compared with last year and, as a percentage of revenue from the fixed-line business, changed from 8.3% to 9.1%.

6.	General, administrative and other expenses

In 2011, general, administrative and other expenses were RMB14.84 billion, up by 7.0% compared with last year and, as a percentage of total revenue, changed from 8.2% in 2010 to 7.1% in 2011. The administrative and office expenses were RMB3.56 billion, up by 3.8% compared with last year, but less than the growth of revenue. The general, administrative and other expenses from the mobile business were RMB2.49 billion in 2011, up by 14.5% compared with last year and, as a percentage of revenue from the mobile business, changed from 2.4% to 2.0%. The general, administrative and other expenses from the fixed-line business were RMB2.18 billion in 2011, up by 32.3% compared with last year and, as a percentage of revenue from the fixed-line business, changed from 2.1% to 2.7%.

7.	Costs of telecommunications products sold

In 2011, the Company continued to proactively promote the 3G handsets subsidy policies and launched a number of newly defined “Thousand RMB Smartphone” together with star handsets such as iPhone to step up the development of 3G contracting subscribers. As a result, the sales of all kinds of handsets grew significantly. The costs of telecommunications products sold was RMB29.74 billion in 2011, up by 178.3% compared with last year. Revenue from sales of telecommunications products in 2011 was RMB23.28 billion, up by 219.5% compared with last year. Loss on the sales of telecommunications products was RMB6.46 billion, of which, loss on the sales of 3G handsets (“3G handset subsidy cost”) was RMB5.79 billion. The costs of telecommunications products sold from the mobile business were RMB29.63 billion in 2011, up by 182.3% compared with last year and, as a percentage of revenue from the mobile business, changed from 11.7% to 23.4%. The costs of telecommunications products sold from the fixed-line business was RMB0.11 billion, down by 41.3% compared with last year and, as a percentage of revenue from the fixed-line business, changed from 0.2% to 0.1%.

8.	Finance costs, net of interest income

In 2011, finance costs, net of interest income, was RMB1.24 billion, down by RMB0.36 billion compared with last year, primarily driven by the appreciation of RMB, which resulted in a gain from foreign currency exchanges of RMB1.21 billion, up by RMB0.82 billion compared with last year. In 2011, interest expenses increased by RMB0.42 billion when compared with last year, primarily due to the increases in both the financing costs in the financial market (our overall cost of capital increased from 3.1% in 2010 to 3.7% in 2011) and the Company’s interest-bearing debt.

9.	Other income-net

In 2011, other income-net was RMB1.45 billion, up by RMB0.23 billion compared with last year, of which, dividend received from investment in Telefónica S.A. and others was RMB0.87 billion, up by RMB0.39 billion compared with last year.

IV.	EARNINGS

1.	Profit before income tax

In 2011, the Company’s profit before income tax was RMB5.58 billion, up by 27.1% compared with last year. This was primarily due to the rapid development of business volumes and revenue growth which resulted in an improved profitability.

2.	Income tax

In 2011, the Company’s income tax was RMB1.37 billion and the effective tax rate was 24.5%, up by 5.2 percent points compared with 19.3% of last year. The increase in effective tax rate was mainly due to factors including no utilisation of tax loss and the decrease of non-taxable deferred fixed-line upfront connection fees in 2011.

3.	Profit for the year

In 2011, the Company’s profit for the year was RMB4.21 billion, up by 20.0% compared with last year. Basic earnings per share was RMB0.179, up by 14.0% compared with last year.

V.	EBITDA

The Company’s EBITDA was RMB63.40 billion in 2011, up by 6.7% compared with last year. EBITDA margin (EBITDA as a percentage of the total revenue) was 30.3%.

VI. CAPITAL EXPENDITURE AND CASH FLOW

Capital expenditure of the Company totaled RMB76.66 billion in 2011, which mainly consisted of investments in the 3G and GSM business, broadband and data business, and infrastructure and transmission networks. In 2011, capital expenditure attributable to mobile business was RMB25.99 billion; capital expenditure attributable to broadband and data business was RMB25.71 billion; and capital expenditure attributable to infrastructure and transmission networks was RMB15.42 billion.

In 2011, the Company’s net cash flow from operating activities were RMB66.49 billion. Free cash flow was RMB-10.17 billion after the deduction of the capital expenditure in 2011.

The table below sets forth the major items of the capital expenditure in 2011.

	2011
(RMB in billions)	Total amount	As percentage
Total	76.66	100.0%
Include: Mobile business	25.99	33.9%
Broadband and data business	25.71	33.5%
Infrastructure and transmission networks	15.42	20.1%
Others	9.54	12.5%

VII. BALANCE SHEET

The Company’s total assets increased from RMB441.27 billion as at 31 December 2010 to RMB456.23 billion as at 31 December 2011. Total liabilities increased from RMB235.61 billion as at 31 December 2010 to RMB250.34 billion as at 31 December 2011. The liabilities-to-assets ratio changed from 53.4% as at 31 December 2010 to 54.9% as at 31 December 2011. The debt-to-capitalisation ratio changed from 32.0% as at 31 December 2010 to 34.2% as at 31 December 2011. The net debt-to-capitalisation ratio was 29.4%.

As at 31 December 2011, the Company’s net current liabilities (i.e. current assets minus current liabilities) changed from RMB155.91 billion as at 31 December 2010 to RMB175.12 billion. Taking into consideration of the Company’s stable net cash inflow from its operating activities and good credit records, the Company believes that it should have sufficient funds to meet its needs for working capital.

Note 1:	Except for basic earnings per share, all revenue and profit figures herein exclude deferred fixed-line upfront connection fee of RMB15 million for 2011 and RMB192 million for 2010.

Note 2:	The Company completed the acquisition of the entire equity interest of China Unicom NewSpace Limited from China United Network Communications Group Company Limited on 1 December 2011, which was accounted for using merger accounting in accordance with Accounting Guideline 5 “Merger accounting for common control combinations” issued by the Hong Kong Institute of Certified Public Accountants in November 2005. Under IFRSs, the Company adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. The acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group.

Note 3:	EBITDA represents profit for the year before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

Note 4:	Local telephone business includes local voice service, long-distance service, fixed-line value-added service and interconnection services.

Note 5:	Including interconnection charges, depreciation and amortisation, networks, operation and support expenses, employee benefit expenses, selling and marketing expenses, general, administrative and other expenses, costs of telecommunications products sold, finance costs, interest income and other income-net.

Note 6:	Revenue from the mobile business and the fixed-line business represents revenue from external customers, excluding inter-segment revenue.

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2011, the Group had approximately 215,710 employees, 180 employees and 70 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 81,260 temporary staff in Mainland China. For the year ended 31 December 2011, employee benefit expenses were approximately RMB26.601 billion (for the year ended 31 December 2010: RMB23.348 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

CORPORATE GOVERNANCE

The Company is committed to maintaining high standards of corporate governance. The Company complied with the code provisions in the Code of Corporate Governance Practices (the “Code Provision”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the year ended 31 December 2011, except for the following:

(a)	Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing serves as Chairman and Chief Executive Officer of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

(b)	Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company’s memorandum and articles of association.

AUDIT COMMITTEE

The audit committee, together with management, has reviewed the accounting principles and practices adopted by the Company as well as the internal control of the Company, and discussed financial reporting matters, including a review of the audited consolidated financial statements for the financial year ended 31 December 2011.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY

The Company has established the “Code for Dealing of Securities by Directors” in accordance with the “Model Code for Securities Transactions by Directors of Listed Issuers”, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to Directors as to their respective compliance with the relevant code for securities transactions for the year ended 31 December 2011, and all of the Directors have confirmed such compliance.

CHARGE ON ASSETS

As at 31 December 2011, the Group did not pledge any property, plant and equipment to banks as loan security (31 December 2010: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the year ended 31 December 2011, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

AGREEMENT TO ENHANCE THE STRATEGIC ALLIANCE WITH TELEFÓNICA

On 23 January 2011, the Company and Telefónica entered into an Agreement to Enhance the Strategic Alliance (the “Agreement to Enhance the Strategic Alliance”).

Pursuant to the Agreement to Enhance the Strategic Alliance, the Company acquired from Telefónica 21,827,499 ordinary shares of Euro1.00 each in the capital of Telefónica for an aggregate purchase price of Euro374,559,882.84 on 25 January 2011, and Telefónica, through its wholly-owned subsidiary, Telefónica Internacional S.A.U., acquired 282,063,000 ordinary shares of HK$0.10 each in the capital of the Company for an aggregate consideration of approximately US$500,000,000 in several transactions with third parties executed in the period between 25 January 2011 and 7 September 2011.

Under the Agreement to Enhance the Strategic Alliance, the Company and Telefónica further agreed to enhance their existing strategic alliance and to deepen their cooperation in procurement, mobile service platforms, service to multinational customers, wholesale carriers, roaming, technology/research and development, international business development, cooperation and the sharing of best practices. Furthermore, pursuant to the Agreement to Enhance the Strategic Alliance, Mr. Chang Xiaobing was appointed as a director to the board of directors of Telefónica in May 2011.

Please refer to the Company’s announcement dated 23 January 2011 for details.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held on 29 May 2012 (the “AGM”). Notice of the AGM will be published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and will be sent to shareholders in due course.

FINAL DIVIDEND

The Board of Directors proposed to pay a final dividend of RMB0.10 per share (the “2011 Final Dividend”), with an aggregate amount of approximately RMB2.356 billion, to the shareholders. If approved by shareholders at the AGM, the 2011 Final Dividend is expected to be paid in Hong Kong dollars on or about 14 June 2012 to those members registered in the Company’s register of members as at 6 June 2012 (“Dividend Record Date”).

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

(1)	from 25 May 2012 to 29 May 2012, both days inclusive, for the purpose of ascertaining the shareholders’ rights to attend and vote at the AGM. In order to qualify for attendance and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712- 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 24 May 2012; and

(2)	from 4 June 2012 to 6 June 2012, both days inclusive, for the purpose of ascertaining the shareholders’ entitlement to the 2011 Final Dividend. In order to qualify for the proposed 2011 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712- 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 1 June 2012.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2011 FINAL DIVIDEND

Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2011 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2011 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend payable.

Shareholders who are not individual shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2011 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. of 1 June 2012, and present the documents from such shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

The 2011 annual results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. The 2011 annual report will be available on the websites of The Stock Exchange of Hong Kong Limited and the Company and will be dispatched to all shareholders in due course.

The 2011 annual financial information set out above does not constitute the Group’s statutory financial statements for the financial year ended 31 December 2011. Instead, it has been derived from the Group’s audited consolidated financial statements for the financial year ended 31 December 2011, which will be included in the Company’s 2011 annual report.

FORWARD-LOOKING STATEMENT

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include: the uncertainties in the development of the telecommunications industry and telecommunications and related technology in the PRC; the level of the market demand for telecommunications services; changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy for the telecommunications industry; the effects of tariff reduction initiatives; timing and effects of the Company’s implementation of its business strategies relating to the Internet dedicated leased line access service and the quality of the Internet interconnection; the availability, terms and deployment of capital; changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; the effect of the discontinuation of the personal handyphone system; changes in the political, economic, legal and social conditions in the PRC; the impact of the European sovereign debt crisis on the economic activities inside and outside the PRC, and other factors that will affect the execution of the Company’s business plans and strategies, as well as the Company’s business condition and financial results.

By order of the Board China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 22 March 2012

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson and Cai Hongbin